EXHIBIT 1
AGREEMENT OF JOINT FILING

Buckingham Capital Management, Inc. and The Buckingham Research Group Incorporated hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: February 10, 2015

BUCKINGHAM CAPITAL MANAGEMENT, INC.

By: /s/Peter D. Goldstein, Esq.
Peter D. Goldstein, Esq, Chief Compliance Officer, General Counsel

THE BUCKINGHAM RESEARCH GROUP INCORPORATED

By: /s/Peter D. Goldstein, Esq.
Peter D. Goldstein, Esq, Chief Legal Officer